Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

All Amounts in $US unless stated otherwise

GOLDCORP ACHIEVES RECORD GOLD PRODUCTION IN 2007;
FURTHER GROWTH FORECAST FOR 2008

VANCOUVER, BRITISH COLUMBIA, January 8, 2008 – GOLDCORP INC. (TSX: G, NYSE: GG) announced today that its gold production in 2007 increased 35% to 2.29 million ounces, at the high end of its guidance range of 2.2 million to 2.3 million ounces.   Gold production in the fourth quarter of 2007 was a record 633,000 ounces.

Total cash costs for 2007 have not yet been compiled, but are expected to be slightly higher than the guidance of $150 per gold ounce, due primarily to lower copper prices realized during the fourth quarter.

“Goldcorp ended the year with its highest quarterly gold production ever,” said Kevin McArthur, President and Chief Executive Officer.  “We believe 2008 will extend our peer-leading growth profile, with gold production expected to increase 14% over 2007.  This growth comes from high quality, long-lived assets with intriguing exploration potential and strong cash flows.  Goldcorp’s business continues to expand substantially – building big mines in safe countries, with over 80% of its gold production expected from NAFTA countries in 2008.  This impressive value-creation remains unmatched among senior gold producing companies.”

Goldcorp also provided guidance on production, cash costs and spending for the 2008 year.  The Company expects to produce approximately 2.6 million ounces of gold at a total cash cost of approximately $250 per ounce.  Assumptions used to forecast cash costs are by-product silver price of $13 per ounce, by-product copper price of $3 per pound and parity between US and Canadian dollars.

Mine-by-mine gold production statistics for 2007 and estimated 2008 production are as follows:

Mine	2007 Actual Production	2008 Forecast
Red Lake	701,000	740,000
Porcupine	155,000[1]	330,000
Musselwhite	153,000[1]	240,000
Wharf	58,000	65,000
Marigold (66.7%)	94,000	100,000
San Dimas	135,000	140,000
Los Filos/Nukay	72,000	280,000
El Sauzal	307,000	200,000
Peñasquito	--	70,000
Alumbrera (37.5%)		190,000
	231,000
Marlin	227,000	225,000
San Martin	45,000	20,000
Total (Continuing Ops)	2,178,000	2,600,000
Discontinued Mines[2]	109,000	--
Total (Reported)	2,287,000	2,600,000
[1] 2007 production based on 51% ownership of Porcupine and 68% ownership of Musselwhite, until Dec 21, 2007 when the Company acquired 100% ownership.
[2] Includes Amapari, Peak and La Coipa.

The 2008 total cash cost forecast is approximately $250 per ounce, which is higher than 2007 due to following factors:

•	The 2007 JV asset swap adds over 260,000 ouncesof gold production in Canada, but increases total cash costs by approximately $30.00 per gold ounce.

•	The first full year of commercial production at Los Filos mine in Mexico is expected to increase the Company's total cash costs by approximately $20.00 per gold ounce in 2008.

•
The 2008 forecast by-product copper price of $3.00 per pound is below the average copper price realized during 2007, contributing to an increase in total cash costs of approximately $35.00 per gold ounce.

•	Cost inflation and foreign exchange effects also result in increased total cash costs.

The following graph provides a quarterly break-down of gold production and total cash costs expected in 2008:

Production is expected to rise throughout the year as cash costs decrease due to a sequential ramp-up in production at Los Filos and increased second half production at Red Lake following the completion of the mine expansion project.

Canada: Goldcorp’s Production Base
Goldcorp’s Canadian mines represent over 50% of the Company’s 2008 gold production.  Forecast 2008 gold production at Red Lake mine of 740,000 ounces is expected to increase in the second half as the Company concludes its expansion project in the second quarter.  Ventilation upgrades underway will bring a threefold increase in ventilation capacity, enabling the Red Lake team to carry out the next phase of mine development toward a goal of one million ounces of annual gold production in the latter stages of the five-year plan.  Opportunities to grow production at the Company’s two other large Ontario mines, Musselwhite and Porcupine, are currently being evaluated.  The Éléonore project in Quebec is expected to be Goldcorp’s next gold mine in Canada with completion of a feasibility study at year end.

Mexico: Goldcorp’s Growth Engine
Los Filos reached commercial production on January 1, 2008.  Gold production is expected to ramp up throughout the year as ounces of gold stacked on the heap leach pads are placed under leach.  The focus in 2008 will be on continued production ramp-up and expansion of the leach pad.    Production at El Sauzal will decline as average gold grade decreases.   At San Dimas, planned investment will continue throughout 2008 with the goal of increasing gold production from the current production rates of 130,000 gold ounces and 7 million silver ounces to over 180,000 gold ounces and over 12 million ounces of silver over the next two years. The Company continues to expect the first Peñasquito gold pour from the oxide heaps in 2008.  Peñasquito 2008 goals include construction of the first SAG line and continued optimization studies to maximize opportunities at what will be the largest mine in Mexico.

Investing in the Future
Capital expenditures for 2008 are forecast at $1.2 billion, including $700 million at Peñasquito and $150 million at the Éléonore project.  This excludes any capital for the Pueblo Viejo project in the Dominican Republic.  The current five year plan for capital spending, excluding Pueblo Viejo, is as follows:

Year	$ Millions
2008	$1,200
2009	$1,100
2010	$ 750
2011	$ 550
2012	$ 350

Exploration in 2008 will total $150 million, of which approximately half is expected to be expensed.  Other than the primary goal of replacing mined ounces in 2008, particular emphasis will be placed on expansion opportunities at Red Lake and Musselwhite, resource expansion at Éléonore, and development of underground concepts and regional targets at Peñasquito.

Financial Forecast
DD&A is expected to be approximately $215 per ounce of gold in 2008.  General and administrative expense will total approximately $80 million.

Looking further ahead, total cash costs are expected to drop in the later years of the Company’s five year plan as production from Peñasquito project ramps up.  The following graph provides details of gold production and total cash costs expected for the five year plan:

Total cash cost remains below $250 per ounce throughout the forecast five year period and production growth over the same period exceeds 50% - both measures the best among the Company’s peer group.

2007 Fourth Quarter and Year-End Conference Call
Goldcorp will release complete financial results for the fourth quarter and 2007 year before market on Thursday, February 21.  A conference call to discuss these results will also be held on February 21 at 10:00 a.m. PST.  Participants may join the call by dialing 1-866-226-1799 toll free or 416-641-6129 outside Canada and the US. A recorded playback of the call can be accessed after the event until March 21, 2008 by dialing 800-408-3053 or 416-695-5800 for calls outside Canada and the US.  Passcode: 324578. The live call and archived audio webcast will also be available at www.goldcorp.com

Goldcorp is the world’s fastest growing, lowest-cost multi-million ounce gold producer with operations throughout the Americas.  Gold production and reserves from the Company’s strong portfolio of mines and projects remains 100% unhedged.

The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private

Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit Vice President, Investor Relations Goldcorp Inc. Telephone: (604) 696-3074 Fax: (604) 696-3001	e-mail: info@goldcorp.com website: www.goldcorp.com